UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 3, 2018	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POLL RESULTS OF 2018 SECOND EXTRAORDINARY GENERAL MEETING HELD ON 29 MARCH 2018

The Board announces the poll results of the 2018 second EGM held in Shanghai, the PRC on Thursday, 29 March 2018.

Reference is made to (i) the notice dated 9 February 2018 (the “Notice”) regarding the 2018 second extraordinary general meeting (the “EGM”) of China Eastern Airlines Corporation Limited (the “Company”) held on Thursday, 29 March 2018; (ii) the announcement of the Company dated 1 March 2018 (the “Announcement”); and (iii) the circular of the Company dated 13 March 2018 (the “Circular”). The Announcement and the Circular were in relation to, inter alia, the Bellyhold Space Agreements (i.e., the Contractual Operation Agreement and the Operation Cost Agreement) dated 1 March 2018 entered into between the Company and 中國貨運航空有限公司 (China Cargo Airlines Co., Limited) and the transactions contemplated thereunder. Unless otherwise indicated, terms used in this announcement shall have the same meanings as defined in the Notice, the Announcement and the Circular.

POLL RESULTS OF THE EGM

The EGM was held at Four Seasons Hall, 2/F, Shanghai International Airport Hotel ( 上海國際機 場賓館二樓四季廳 ), No. 368 Yingbin One Road, Shanghai, the PRC on Thursday, 29 March 2018. Shareholders representing 2,581,297,422 shares of the Company (the “Shares”) were present, in person or by proxy, at the EGM. The EGM was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the articles of association of the Company.

There were no Shares entitling the shareholders to attend and abstain from voting in favour as set out in Rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. China Eastern Air Holding Company Limited, CES Finance Holding Co., Limited and CES Global Holdings (Hong Kong) Limited, holding 8,156,480,000 Shares in aggregate, were required to abstain, and have abstained, from voting in respect of the proposed resolutions (the “Resolutions”). As such, the shareholders representing 6,311,105,682 Shares were entitled to attend and vote on the Resolutions, and the shareholders representing 2,581,297,422 Shares out of such 6,311,105,682 Shares were present at the EGM, in person or by proxy, to vote in respect of the Resolutions.

The Resolutions proposed for approval at the EGM were taken by poll.

Ernst & Young, the auditor of the Company was appointed as the scrutineer for the purpose of vote- taking at the EGM. The poll results in respect of the Resolutions proposed for approval at the EGM were set out as follows:

ORDINARY RESOLUTIONS	Total number of Shares represented by votes (Approximate %*)
	For	Against	Abstain

1. “THAT to consider, approve and confirm the ‘Resolution regarding the relevant agreements in relation to the contractual operation of the bellyhold space of passenger aircraft between the Company and China Cargo Airlines Co., Limited and the continuing connected transactions contemplated thereunder’.”

	2,579,545,304 (99.9322%)	40,400 (0.0016%)	1,709,118 (0.0662%)

2. “THAT to consider, approve and confirm the ‘Resolution regarding the proposed annual caps for the years ending 31 December 2018 and 2019 for the transaction amounts of the continuing connected transactions under the relevant agreements in relation to the contractual operation of the bellyhold space of passenger aircraft’.”

	2,579,544,304 (99.9321%)	44,000 (0.0017%)	1,709,118 (0.0662%)

*	The percentage of voting is based on the total number of Shares held by Shareholders present, in person or by proxy, at the EGM and entitled to vote in respect of the relevant resolution.

Based on the above poll results, the ordinary Resolutions were passed by half or more of votes.

Note:	The poll results were subject to scrutiny by Ernst & Young, whose work was limited to certain agreed procedures requested by the Company to compare the poll results summary prepared by the Company to poll forms collected and provided by the Company to Ernst & Young. The work performed by Ernst & Young in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 29 March 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Yuan Jun (Employee Representative Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).